VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal by NSTAR of Post-Effective Amendment No. 1 filed on April 10, 2012 (the “Amendment”) to Registration Statement on Form S-3 filed on December 1, 2011 (File No. 333-178256)

Ladies and Gentlemen:

NSTAR LLC (as successor by merger to NSTAR) hereby requests the withdrawal of the above-mentioned Amendment pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, with such withdrawal to be approved effective as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the above-referenced Amendment pursuant to discussions with the Securities and Exchange Commission to correct a filing coding error. The Company will re-file the Amendment as a POSASR filing. No securities were sold, or will be sold, pursuant to the Amendment.

Dated as of: April 17, 2012

Sincerely,

NSTAR LLC (as successor by merger to NSTAR)

By:	/s/ James J. Judge
James J. Judge Executive Vice President and Chief Financial Officer